

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 21, 2009

David R. Grace, CFO
Beacon Roofing Supply, Inc.
One Lakeland Park Drive
Peabody, MA 01960

> **RE:** **Beacon Roofing Supply, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 2, 2008**
> **File No. 0-50924**

Dear Mr. Grace:

We have reviewed your response letter dated March 27, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-K for the Fiscal Year Ended September 30, 2008

Prior Comment 4 – Goodwill Impairment Test

1. You state that "Although our regions and branches have discrete financial information that is reviewed by regional managers and therefore meet the definition of components, our regions and branches also have similar economic characteristics and therefore should be aggregated in accordance with SFAS 142". However, there appear to be economic factors impacting four of your regions that are clearly distinguishable from the factors impacting your other regions. For example, two of your regions have a substantially different concentration of direct sales than the other regions with a corresponding material impact on gross and pre-tax margins. These businesses operate in different geographic regions from each other and the adverse impact of the housing downturn was not equivalent in both regions. In addition, one of these regions has a higher proportion of non-residential sales than the other, with a corresponding material impact on margins. Consequently, it does not appear that the aggregation of these regions is compliant with paragraph 30 of SFAS 142.

2. Also, another region generated pre-tax and net losses for the two years ended September 30, 2008 and experienced a sales growth rate that was substantially different from the other regions. We further note that this region's operating income margin has been significantly lower than the other regions. These results are attributed in part to a downturn in the economy. However, the adverse impact

of the economy on this region appears disproportionate to the impact on other regions. The geographic differences are relevant to the issue of economic similarity because, as has been observed, local economic conditions and trends can be expected to materially impact the operating results of your business. It appears that the disproportionate adverse impact on this business is reflective of local economic and demographic characteristics that are germane to the company's business in this region. Consequently, it does not appear that the aggregation of these regions is compliant with paragraph 30 of SFAS 142.

3. Similarly, another region also reported pre-tax and net losses for the two years ended September 30, 2008 and experienced a sales growth rate that was lower than all but one other region. You attribute the results in this region to the economic and housing downturn. Given that other regions earned pre-tax and net income for the two years ended September 30, 2008, and reported increases in sales and sales growth in the same periods, it does not appear that this region is economically similar to the other regions. Instead, it appears that the disproportionate adverse impact on this business is reflective of local economic and demographic characteristics that are germane to the company's business in this region. Consequently, it does not appear that the aggregation of these regions is compliant with paragraph 30 of SFAS 142.

4. It is not clear that the qualitative and quantitative factors cited above support a conclusion that the company's goodwill can be measured using one reporting unit. Further, the use of a single reporting unit increases the risk that goodwill impairments measured under multiple reporting units would not be recognized. We understand that your reporting structure changes over time. However, paragraphs 34-36 of SFAS 142 provide specific guidance concerning the allocation of goodwill to the reporting units. Goodwill currently comprises 37% of total assets and 93% of stockholders' equity. Further, the numerous business acquisitions in recent years have significantly impacted the company's size and operating results. Please perform a goodwill impairment test as of September 30, 2008 for each of the four reporting units referenced above and tell us if the revised test results in an impairment charge.

5. In future filings please revise your critical accounting and significant accounting policies sections to disclose your analysis of similar economic characteristics and its impact on your SFAS 142 and SFAS 131 compliance.

6. In the MD&A of future filings, when explaining changes in consolidated sales, please disclose and explain material changes in regional sales. Also, in your discussion of changes in gross margin please disclose and explain any material changes in the proportion of direct sales. Further, please disclose any known factors that materially increase the uncertainty over the recoverability of goodwill i.e. concentrations of goodwill in regions with adverse operating results. See Section 501.12.b.3 of the Financial Reporting Codification.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

7. In future filings, please disclose the amounts of interest and taxes paid during each period presented. See the guidance in paragraph 29 of SFAS 95. It appears that such amounts are material to the company's operating cash flow.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief